Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
CPI International, Inc.:

We consent to the use of our report dated December 15, 2005, except as to the third paragraph of Note 19, which is as of                     , 2006, with respect to the consolidated balance sheets of CPI International, Inc. (formerly CPI Holdco, Inc.) and subsidiaries (Successor) as of September 30, 2005 and October 1, 2004, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income, and cash flows for the year ended September 30, 2005 and for the 36-week period ended October 1, 2004 (Successor periods), and for the 16-week period ended January 22, 2004, and the year ended October 3, 2003 (Predecessor periods) of Communications & Power Industries Holding Corporation and subsidiaries (Predecessor), included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report contains a legend that indicates that when the transaction referred to in the third paragraph of Note 19 of the notes to consolidated financial statements has been consummated, we will be in a position to render our report.

Our report also contains an explanatory paragraph that states, as discussed in Note 3 to the consolidated financial statements, effective January 23, 2004, CPI International, Inc. acquired all of the outstanding stock of Communications & Power Industries Holding Corporation in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

Mountain View, California
March 30, 2006